
mevo
The World's Only Camera
Designed for Live Streaming
mevo
Instantly stream to
LIVE
YouTube
Periscope
Linkedin
twitch
vimeo · livestream
NDI HX

Live-streaming is the fastest growing video segment

Expected to double yearly and grow to 17% of all video consumed by 2022



LIVE VIDEO STREAMING CONSUMPTION
Exabytes per Month
60
45
30
15
0
2017
2018
2019
2020
2021
2022

Source: Cisco VNI Global IP Traffic Forecast, 2017-2022

The Problem

We went to live stream all of life’s events, but what is the right camera to use?



Phones

Who wants to hold up a phone for a two hour event?


00:08
GoPro

Action Cameras

Limited battery life and functionalities for live streaming


DIGIPOWER

Professional Rigs

Has everything you need, but who can afford this?

Our Solution

Mevo is the highest quality, most affordable way to live stream your event



Affordability
GoPro
iPhone
Mevo Start
Professional Rig
Production Quality
(multi-camera, graphic overlays, live editing)

Who uses Mevo?

Today we expect all events to be live streamed.
Over 90,000 Mevo cameras sold. 30,000 used to live stream an event every month.

PERSONAL EVENTS


KIDS' RECITALS


KIDS' SPORTS


BAND PRACTICE


WEDDINGS


GAMING


HOBBIES & DIYS

PROFESSIONAL EVENTS


CONFERENCES


PRO SPORTS


GOVERNMENT


HOUSE OF WORSHIP


COLLEGE GRADUATIONS


RED CARPETS


CLASSROOMS


CONTENT CREATORS


VENUES

mevo

Companion Mevo App

Control your Mevo camera with the Mevo App.



mevo

Download on the App Store

4.4, 855 Ratings

GET IT ON Google Play

394

Edit on the fly

Only camera that can edit live.
Pan, cut and zoom functionality at your fingertips.



TAP TO CUT



SWIPE TO PAN



PINCH TO ZOOM

Mevo Producer Plan

Unlocks additional features for Mevo users for only **$15/month.**



LIVE
2,452
professionals
75%
S.
Cynthia Osborne
CEO, Sidenote



My Live Stream
720p
GO LIVE
YouTube

Viewer Overlay Graphics

The Mevo Producer plan gives you the power to add overlay graphics, lower thirds, PDF presentations, full-screen graphics, slides and countdown slates directly into your live stream in real-time using the Mevo app.

Stream Live to Multiple Destinations

Stream to multiple pages and platforms without leaving the Mevo app. Destinations include Facebook Live, YouTube Live, Twitter, Periscope, Twitch, LinkedIn Live, Vimeo, Livestream and RTMP.

mevo

Our Business Today

Mevo Plus launched in 2016


mevo
The Live Event Camera
Edit video on the fly. Stream live or share later.

Currently Available on

amazon | BEST BUY | B&H PHOTO - VIDEO - PRO AUDIO | ADORAMA MORE THAN A CAMERA STORE

$5.9M
Yearly Revenue in 2019

90,000+
Cameras manufactured & sold since 2016

5M+
Live streams from Mevo

30,000
Monthly active users streaming

What's Next

Driving growth with Mevo's first new products in 4 years

Mevo Start: Next generation camera

- Market-transforming price point of $299 MSRP
- Currently in pre-order, shipping Spring 2020
- 1080p sensor and 6 hours of battery life
- All development funded and FCC approved
- 200 cameras already produced and in beta
- Beta tester rating: 4.6 ★★★★☆
- Ready to produce 5,000 cameras (Spring 2020)
- First 1,000 cameras produced in March 2020

Mevo Multicam App and Pack

- New feature: connecting and mixing multiple Mevo cameras
- Public beta testing in progress, full release Summer 2020
- #1 feature request from existing Mevo customers
- Works with Mevo Plus and Mevo Start
- Increases Customer Lifetime Value
- Mevo Multi Camera Pack launch Q4 2020
- Includes 3 Mevo Starts for $749 MSRP ($897 when sold separately)


The easiest way to take your event live
mevo
START
Stream now, for everyone
Your dedicated all-in-one livestreaming camera
mevo


9:41
LIVE
Gabriella
Your Co-Host
Welcome
to the show
mevo
Multi Camera Pack
mevo

Mevo Timeline


MEVO LAUNCH
Q1
VIMEO AQUIRES LIVESTREAM
(including Mevo)
Q4
MAX HAOT ACQUIRES MEVO BACK FROM VIMEO
Q1
MEVO START PRE-ORDER
Q1
MEVO START LAUNCH
Q2
MEVO START MULTICAM PACK LAUNCH
Q4
2016
2017
2018
2019
2020
2021
Q1
MEVO MULTICAM APP BETA
Q3
MEVO MULTICAM APP LAUNCH
Q1
MEVO PRO & MEVO HDMI PRODUCTS UNVEIL

mevo



Max Haot

Founder & CEO

- Proven Internet Entrepreneur
- Two Exits
- 24+ Years in Software & Hardware
- Founder of Livestream, acquired by IAC/Vimeo

SALES **DESIGN / MARKETING** **CUSTOMER EXPERIENCE** **ADMIN**



HARDWARE



SOFTWARE



FIRMWARE



SOFTWARE - iOS



SOFTWARE - ANDROID



INVESTOR vimeo

Team has over 7+ years of tenure working with Max Haot

World’s Best Partners for Small Video Cameras

Mevo partners with market leaders to create an exceptional product.
We can seamlessly scale production to over one million cameras a year with supply chain reliability.

MANUFACTURER

Chicony®

Public company headquartered in Taiwan.
Builds cameras for:

CHIP PARTNER

Ambarella™

World’s highest quality small camera chip.
Found inside:

SENSOR PARTNER

SONY

World’s best sensors.
Found inside:


Google
ring
GoPro
nest
dji

mevo

Mevo in the Press

"A clever camera that helps you be a better storyteller."

cnet

"Mevo is a lot of camera in a tiny package."

USA TODAY

"Mevo Brings Multi-Camera Polish Into A Pocket-Sized Package."

TechCrunch



"Mevo is a Camera that Makes Live Streaming Look Pretty."

Mashable

"It is an incredible camera."

GIZMODO

"This camera can go with you anywhere and give you a production-studio-like feel."

Forbes

"Mevo puts the power of a multi-camera setup in your pocket."

THE VERGE

The only camera made for live events









	MEVO START	GO PRO	iPHONE	PROFESSIONAL KIT
Price	$299	$199 - $499	$449 - $1099	$10K - $100K
Built for live events?	Yes	No	No	Yes
Can stream to multiple platforms at once?	Yes	No	No	Yes
Optimized for mounting?	Yes	Yes	No	No
Mix between multiple cameras?*	Yes	No	No	Yes
Can live edit?	Yes	No	No	Yes
Live Graphics?**	Yes	No	No	Yes
Audio Options	Built in + input + mic app	Built in	Built in + input	Various options
Battery life	Up to 6hr	< 1hr	< 6hr	n/a
Connectivity options	WiFi + Ethernet	WiFi	WiFi	WiFi + Ethernet
Anyone can use?	Yes	Yes	Yes	No

*Feature coming Summer 2020 **Requires Mevo Subscription

Use of Funds

Minimum Raise


100%
Inventory

Maximum Raise


20%
Marketing
40%
Inventory
40%
Team & Overhead


mevo

mevo

Revenue Projections



REVENUE (in millions)
$22
$17
$11
$6
$0
2016
2017
2018
2019
2020*
2021
2022

PAID & OWNED INVENTORY

6,100 Mevo Plus & 4,500 Mevo Boost accessories (as of March 1, 2020)

*First new product launch in 4 years

(These are forward looking projections that cannot be guaranteed)